SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For 3 December, 2003

United Utilities PLC

Dawson House,
Great Sankey,
Warrington WA5 3LW
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). N/A

3 December 2003

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2003

IMPROVED PERFORMANCES ACROSS ALL BUSINESSES DRIVE PROFIT GROWTH

•	Profit before tax* – increased by 4.4 per cent to £171 million
•	Licensed multi-utility operations – innovative rights issue and IDoK ahead of next review period
•	Business process outsourcing – operating profit* increased by 41 per cent to £12 million
•	Infrastructure management – operating profit* increased by 14 per cent to £32 million
•	Telecommunications – turnover increased by 10 per cent to £87 million
•	Interim dividend per ordinary share of 14.43 pence, an increase of 2.6 per cent (post rights issue)

* Unless otherwise stated, amounts and percentage movements throughout this document relating to the profit and loss account are stated before goodwill amortisation and exceptional items (see note 3).

Chief Executive John Roberts said:

“I'm pleased to report that improved performances across all of our businesses have contributed to profit growth in the first half of the year. This maintains our record of continuously improving profit throughout the current regulatory period.

“During the period, the extent of the future investment demands for our licensed multi-utility operations business became clearer, principally driven by European Union directives. The funding requirements of our regulated businesses drove our decision to raise £1 billion from our shareholders, through an innovative two-stage rights issue. The resolution approving the issue of new equity was passed at our EGM with 98.2 per cent of votes cast in favour. 91.3 per cent of the Initial A Shares were taken up and the balance was successfully placed in the market at a premium.

“Recently we received Ofwat's draft decision on our Interim Determination of K ("IDoK") application, which recognises additional costs which were not predicted by Ofwat when prices were set at the last periodic review. In its draft determination, Ofwat proposed that United Utilities Water be allowed to increase real prices by a further 3.7 per cent, to a total real increase of 8.2 per cent, in 2004/05. Ofwat has also confirmed our concerns with regard to the value for money on part of the capital programme dealing with unsatisfactory intermittent discharges. As it’s unlikely that this issue will be resolved by next week, when Ofwat release their final IDoK determination, recognition of these costs will probably be deferred until AMP4.

“Our support services businesses continue to make significant progress, with operating profit from these businesses tripling since 2000. Vertex, our business process outsourcing business, has had a particularly pleasing six months, having seen a substantial increase in operating profit as the start-up costs associated with our major public sector contracts with Westminster City Council and the Department for Work and Pensions, have come to an end. Operating margins also improved, to 6.8 per cent, having almost doubled in the last three years.

"In addition, Vertex has achieved some notable renewals and extensions of contracts in the period. For example, it has signed a nine-year contract with Powergen, which replaces its previous contract with TXU Europe, and has recently agreed terms for an extended range of customer management services to Vodafone.

“United Utilities Contract Solutions has continued to grow operating profit. The Scottish Water contract, which involves the management of the delivery of new capital expenditure in Scotland, mainly to improve environmental standards, commenced in the summer, and further confirms our position as the leading player in the UK outsourced utility infrastructure market.

“Our telecommunications business, Your Communications, continues to be on track to be a net cash contributor to the group on a post-tax basis this year. We've had continued success in growing sales, which increased by 10 per cent compared to the corresponding period last year, and reducing operating losses, which have fallen as we've increased turnover and controlled operating costs.”

Commenting on the outlook for United Utilities, John Roberts said:

“We expect that operating profits in our water business will benefit significantly from an expected allowed real price increase of at least 8.2 per cent next year. Our support services businesses are also set to grow, as they benefit from recent contract wins and renewals with Scottish Water, Powergen and Vodafone.

“The next year will also provide greater clarity for our water and electricity businesses as we enter the final stages of the periodic review process. The challenge for both regulators now is to meet the requirements of all stakeholders. In particular they need to balance the desire for environmental improvements with prices for customers which represent value for money.

“We welcome the increased transparency Ofwat has brought to the review process. This has served to reduce regulatory uncertainty, which can only help to improve the industry's access to capital markets over the longer term. In light of Ofwat's recent announcements, we continue to expect that the water review will provide acceptable returns for shareholders, with the potential for further upside from regulatory outperformance.”

In conclusion, the Chairman, Sir Richard Evans, said:

“I’m pleased that the business has moved forward significantly over the past six months, by delivering on key strategic objectives. In line with our promise to maintain dividends in real terms, the board has decided to increase the interim dividend, after adjusting for the rights issue, by 2.6 per cent. The board is also pleased that shareholders demonstrated their support for the group's management and prospects, through their take-up of the rights issue.”

-o0o-

DIVIDEND

Prior period dividends have been re-presented for comparative purposes to take account of the bonus element of the first stage of the rights issue. The factor applied to the prior period dividends is 0.9072, calculated using 576.0 pence per ordinary share, this being the closing price on 25 July 2003, the last business day prior to the announcement of the rights issue.

The board has declared an interim dividend in respect of the six months ended 30 September 2003 of 14.43 pence per ordinary share, and 7.215 pence per A share. This is an increase of 2.6 per cent on last year's re-presented interim dividend of 14.06 pence. These dividends will be paid on 9 February 2004 to shareholders on the register at the close of business on 19 December 2003. The ex-dividend date for the interim dividend is 17 December 2003.

FINANCIAL PERFORMANCE

Turnover (including share of joint ventures) rose 12.0 per cent to £1,024.6 million, reflecting growth across all businesses.

Operating profit* (including share of joint ventures) rose 4.6 per cent to £290.9 million compared with the same period in the previous year. This increase primarily reflected improved operating profits in infrastructure management, business process outsourcing and licensed multi-utility operations, and reduced operating losses in telecommunications.

After a 5.0 per cent increase to £119.9 million in net interest payable, profit on ordinary activities before tax* increased by 4.4 per cent to £171.0 million. Interest charges increased due to the higher level of borrowings to fund our capital expenditure programme, mitigated by lower average borrowing costs.

Goodwill amortisation was £4.3 million, compared with £3.5 million in the corresponding period last year. The increase principally reflects the goodwill arising from the acquisition of 7C by Vertex in December 2002.

The group recorded a current tax credit of £2.4 million during the period. The deferred tax credit on ordinary activities was £7.1 million, compared with a charge of £49.4 million in the corresponding period last year. This credit is principally due to the increased discount applied to the gross provision, reflecting the movement in gilt yields in the period.

Basic earnings per share increased by 35.1 per cent to 28.5p. Basic earnings per share have been restated for all periods prior to the rights issue to reflect the bonus element of the first stage of the rights issue.

Adjusted basic earnings per share have been restated for all periods prior to the rights issue to reflect the full bonus element of the rights issue. The adjustment factor is 0.8646, calculated using 531.5p per ordinary share, this being the closing price on 26 August 2003, the date of approval of the rights issue at the Extraordinary General Meeting.

Adjusted basic earnings per share increased by 48.9 per cent to 27.7p, largely as a result of the reduction in the deferred tax charge. Excluding deferred tax, adjusted basic earnings per share increased by 1.1 per cent to 26.6p.

Net debt at 30 September 2003 was £3,228.0 million, a reduction of £145.9 million compared with 31 March 2003. This is after the receipt of around £500 million from the first stage of the rights issue, and also reflects the earlier payment of the 2002/03 final dividend, totalling £178.2 million, which was brought forward from October to August.

Gearing, calculated as net debt divided by net debt plus equity shareholders' funds, fell from 57.1 per cent, at 31 March 2003, to 50.9 per cent at 30 September 2003.

Since 31 March 2003 the group has issued £373 million of various long-dated bonds and there have also been time extensions on existing medium term committed bank facilities of £50 million. Cash and short term investments at 30 September 2003 were £967 million which, together with net undrawn facilities of £675 million and committed but undrawn term funding of £10 million, provides substantial pre-funding for the group’s capital investment programme.

OPERATING PERFORMANCE

LICENSED MULTI-UTILITY OPERATIONS

•	Turnover increased by 6.4 per cent to £642.5 million
•	Operating profit increased by 1.3 per cent to £254.9 million
•	Net operating assets of £6,870.0 million

Turnover increased by 6.4 per cent to £642.5 million, principally reflecting an allowed real price increase of 4 per cent in our water and wastewater charges.

Operating profit increased by 1.3 per cent to £254.9 million for the period. This was mainly as a result of the allowed real price increase for United Utilities Water, partially offset by a number of factors, principally higher operating costs and depreciation due to the expanding asset base resulting from capital expenditure on quality related obligations.

In November, United Utilities received Ofwat's draft determination on its Interim Determination of K ("IDoK") application, which was submitted earlier in the year. In its draft determination Ofwat has issued a counter notice relating to costs already incurred and forecast to be incurred on part of the capital programme dealing with unsatisfactory intermittent discharges ("UIDs"), and has stated that it wishes to consider further evidence on this programme before arriving at a final conclusion.

Ofwat confirmed United Utilities’ concerns regarding value for money with respect to a proportion of the UID programme. In arriving at its draft determination Ofwat eliminated the allowed expenditure for these projects, and expects to substitute the costs of revised schemes as agreed by the company with the Environment Agency and DEFRA. As it is unlikely that such revised schemes will be agreed in a time frame to allow recovery of these costs in the prices set from 1 April 2004, recognition of these costs will probably be deferred until the price review, and recovered in prices from 1 April 2005.

Ofwat is due to announce its final determination on United Utilities' IDoK application on 11 December 2003.

By 31 March 2004 the water regulator requires United Utilities to have delivered around three-quarters of its 840 AMP3 capital enhancement outputs. The company anticipates that it will still be ahead of its regulatory schedule at the end of the financial year.

Capital investment in the period was £473.2 million, the highest ever by United Utilities during a six month period, of which £409.0 million related to water and wastewater and £64.2 million to electricity distribution. The company continues to expect capital expenditure in the full year to be around £1 billion.

Charlie Cornish has been appointed as Managing Director of United Utilities Service Delivery, with effect from 12 January 2004. Mr Cornish, aged 43, is currently Chief Operating Officer for Thames Water, responsible for service delivery, including operations and capital programmes. Prior to working for Thames he was Chief Executive of West of Scotland Water Authority.

INFRASTRUCTURE MANAGEMENT

•	Turnover increased by 18.1 per cent to £207.2 million
•	Operating profit* (including share of joint ventures) increased by 14.3 per cent to £32.0 million
•	Net operating assets of £103.2 million

United Utilities Contract Solutions applies the core infrastructure management skills of the licensed multi-utility businesses to growth markets, serving over 10 million people throughout the UK and overseas.

Operations management

Operations management develops and operates contracts in selected markets based on the group’s core infrastructure management skills. It has a focused approach to pursuing opportunities with the objective of securing long-term relationships and operational sources of income whilst limiting financial exposure.

During the period, Scottish Water Solutions was established. This is a joint venture company consisting of United Utilities (in conjunction with Galliford Try and Morgan Est), Stirling Water and Scottish Water.

Scottish Water Solutions will deliver the bulk of Scottish Water’s four-year £1.8 billion capital investment programme, the funding for which will be provided by Scottish Water. Martin Bradbury, previously the Asset Management Director within United Utilities Service Delivery, has been seconded as Scottish Water Solutions' Chief Operating Officer.

The key objectives of Scottish Water Solutions are to deliver Scottish Water's capital programme on time, whilst making efficiencies both in terms of delivery and whole life asset costs. A management team has already been established, which now leads a workforce of over 400 employees, who have been seconded from partners within the consortium. Having commenced operations in the summer, the consortium is expecting to have delivered over £200 million of the programme by the end of this financial year.

In November, United Utilities, in partnership with the European Bank for Reconstruction and Development (“EBRD”), increased its shareholdings in its European concessions, subject to regulatory approval, by agreeing to buy International Water’s shareholdings in Sofijska Voda AD in Bulgaria, AS Tallinna Vesi in Estonia and Przedsiebiorstwo Komunalne Aqua SA in Bielsko-Biala in Poland.

Following the acquisition, the shareholdings will be held in a joint venture company that is owned equally by United Utilities and the EBRD. This is the first time that the EBRD has taken a substantial equity position alongside a water utility, giving United Utilities a strong strategic partner in Europe, and a platform for further growth.

The Welsh Water contract continues to perform well, both in terms of service levels and costs. Glas Cymru has published its plans for the letting of the contract post 31 March 2005 and United Utilities has made a pre-qualification submission. Based on United Utilities' performance the company believes that it is well placed to win further business with Glas Cymru.

Green energy

United Utilities is also developing a number of schemes, with a potential capacity of up to 100MW, that capitalise on the group’s presence as owner of electricity, water and land assets in North West England.

Plans for the wind farm at Scout Moor, in Lancashire, which has a potential capacity of up to 65MW, have now been lodged with the Department of Trade and Industry, which decides on planning consents for all developments over 50MW in England.

United Utilities is continuing to appraise and develop its offshore wind farm opportunity at Scarweather Sands, which has a potential capacity of 90MW. The public inquiry into this project started in November 2003.

Network services

United Utilities Networks is a national market leader in the rapidly developing multi-utility metering and connections markets. The business provides gas, water, electricity and telecommunications connections and metering to domestic, commercial and industrial developers.

Due to an increasingly tough regulatory climate, and its relatively small scale, United Utilities sold its private gas networks business, in October 2003, to East Surrey Holdings plc for £3.1 million.

The metering services contract with British Gas Trading continues in its formative stages, as BGT and United Utilities align their business processes to address the expected separation issues accompanying this innovative contract. Activity levels in the second half and beyond should grow further as the contract moves out of its mobilisation phase.

BUSINESS PROCESS OUTSOURCING

•	Turnover increased by 25.3 per cent to £178.9 million
•	Operating profit* increased by 40.7 per cent to £12.1 million
•	Operating margin* increased from 6.0 per cent to 6.8 per cent
•	Net operating assets of £114.6 million

Vertex provides business process outsourcing services to utilities, local and central government and the service segment of the private sector. Vertex specialises in transforming front and back-office processes and the management of customer relationships. This is particularly relevant to clients with large customer bases, such as in the utility and public sectors, who require customer management and transformational capability, and the associated cost savings, when outsourcing their business processes.

Sales growth in the period was principally due to new contributions from public sector contracts with the Department for Work and Pensions and Westminster City Council, both of which commenced in the second half of the previous year.

Vertex's operating margin* improved to 6.8 per cent from 6.0 per cent in the same period last year. This increase reflects the increasing maturity of the external contract portfolio and the relatively low level of contract mobilisation costs during the period.

In July Vertex signed a contract with Powergen, replacing Vertex's previous contract with TXU Europe. It has an overall term of nine years and is subject to review after four years. Vertex had been providing services to Powergen since Powergen acquired TXU Europe's retail business in October 2002, and this contract consolidates the relationship between the two companies. Prior to the acquisition, Vertex had been providing services to TXU Europe under a 10-year contract, which was signed in August 2002.

Vertex has recently agreed renewal terms for its contract to provide customer management services with Vodafone. The new contract also expands the range of services provided to Vodafone.

In addition Vertex has also signed a contract with Lloyds TSB to provide customer management and IT related billing services for its home energy and telephony offering, which was launched in the summer.

During the period Vertex has agreed terms with Orange to provide a range of inbound customer management services. Under the terms of the new contract, Vertex will provide customer services support for Orange pay-as-you-go customers including customer registrations, phone code unlock assistance and phone credit activation.

Capacity at Vertex's Indian contact centre, which was acquired from 7C in December 2002, has increased from around 220, to nearly 900 employees. This front and back-office capability is currently being utilised by a number of Vertex’s private sector clients.

In the period, just over half of Vertex’s revenues were derived from contracts renewed or secured in the last eighteen months, testament to the increasing momentum of the business.

TELECOMMUNICATIONS

•	Business turnover increased by 11.0 per cent to £70.5 million
•	Turnover increased by 9.6 per cent to £86.9 million
•	Operating loss* reduced by 7.8 per cent to £9.4 million
•	Net operating assets of £199.5 million

Your Communications offers voice, basic and advanced data communication services to the public sector, and small and medium-sized corporate customers, predominantly in the Midlands and North of England.

Business sales from voice and data services increased by 11.0 per cent to £70.5 million, and premium rate services increased by 3.8 per cent to £16.4 million. This reflects further progress in the changing of Your Communications’ sales mix to higher margin business customers.

Operating losses* fell by 7.8 per cent to £9.4 million, due to increased turnover and control of operating costs. Headcount has been reduced by around a third since April 2001, as the network building phase of the business has been completed.

Your Communications remains on track to be a net cash contributor to the group, on a post-tax basis, in 2003/04.

Consolidated profit and loss account		Six months ended 30 September 2003				Six months ended 30 September 2002				Year ended 31 March 2003

	Note	Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m		Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m		Before goodwill and exceptional items £m	Goodwill and exceptional items £m	Total £m

Turnover: group and share of joint ventures		1,024.6	—	1,024.6		914.8	—	914.8		1,920.5	—	1,920.5
Less: share of joint venture turnover		(23.4)	—	(23.4)		(21.8)	—	(21.8)		(41.7)	—	(41.7)

Group turnover		1,001.2	—	1,001.2		893.0	—	893.0		1,878.8	—	1,878.8
Net operating costs		(718.0)	(4.0)	(722.0)		(621.7)	(31.7)	(653.4)		(1,332.7)	(36.1)	(1,368.8)

Group operating profit		283.2	(4.0)	279.2		271.3	(31.7)	239.6		546.1	(36.1)	510.0
Share of operating profit of joint ventures		7.7	(0.3)	7.4		6.7	(0.3)	6.4		15.6	(0.7)	14.9

Profit before non-operating items, interest and tax		290.9	(4.3)	286.6		278.0	(32.0)	246.0		561.7	(36.8)	524.9
Non-operating exceptional items	3	—	—	—		—	34.0	34.0		—	34.0	34.0

Profit on ordinary activities before interest		290.9	(4.3)	286.6		278.0	2.0	280.0		561.7	(2.8)	558.9
Net interest payable and similar charges:
Group		(113.8)	—	(113.8)		(108.0)	—	(108.0)		(220.1)	—	(220.1)
Joint ventures		(6.1)	—	(6.1)		(6.2)	—	(6.2)		(11.3)	—	(11.3)

		(119.9)	—	(119.9)		(114.2)	—	(114.2)		(231.4)	—	(231.4)

Profit on ordinary activities before taxation		171.0	(4.3)	166.7		163.8	2.0	165.8		330.3	(2.8)	327.5
Current taxation credit on profit on ordinary activities	4			2.4				6.6				29.1
Deferred taxation credit/(charge) on ordinary activities	4			7.1				(49.4)				(85.9)
Exceptional taxation credit	4			—				5.8				9.4

Taxation on profit on ordinary activities				9.5				(37.0)				(47.4)

Profit on ordinary activities after taxation				176.2				128.8				280.1
Equity minority interest				(1.0)				(1.2)				(2.3)

Profit for the period				175.2				127.6				277.8
Dividends	9			(102.6)				(86.2)				(264.8)

Retained profit for the period				72.6				41.4				13.0

Basic earnings per share	5			28.5	p			21.1	p			45.8	p
Adjusted basic earnings per share	6			27.7	p			18.6	p			42.2	p
Diluted earnings per share	5			28.3	p			21.0	p			45.7	p

Dividends per ordinary share	9			14.43	p			15.5	p			47.6	p
Dividends per A share	9			7.215	p			N/A				N/A
Re-presented dividends per ordinary share (post rights issue)	9			14.43	p			14.06	p			43.18	p

Adjusted dividend cover	8			1.75				1.39				1.02
Interest cover	7			2.43				2.43				2.43

Consolidated balance sheet
	30 September 2003 £m	30 September 2002 £m	31 March 2003 £m

Fixed assets
Intangible assets	65.8	65.6	69.2
Tangible assets	7,401.1	6,804.0	7,087.3
Investments in joint ventures:
-share of gross assets	248.3	186.8	220.8
-share of gross liabilities	(197.1)	(141.4)	(180.6)

	51.2	45.4	40.2
Other investments	10.2	18.4	19.4

	7,528.3	6,933.4	7,216.1

Current assets
Stocks	24.9	11.3	20.6
Debtors	507.8	445.4	446.9
Investments	956.3	474.9	668.9
Cash at bank and in hand	31.3	28.0	38.5

	1,520.3	959.6	1,174.9
Creditors: amounts falling due within one year	(1,161.8)	(1,374.0)	(1,424.1)

Net current assets/(liabilities)	358.5	(414.4)	(249.2)

Total assets less current liabilities	7,886.8	6,519.0	6,966.9
Creditors: amounts falling due after more than one year	(4,423.8)	(3,637.8)	(4,070.6)
Provisions for liabilities and charges	(333.5)	(310.4)	(345.0)

Net assets	3,129.5	2,570.8	2,551.3

Capital and reserves
Called up share capital	711.5	556.0	556.5
Share premium account	1,023.1	671.9	674.3
Profit and loss account	1,376.2	1,326.8	1,302.8

Equity shareholders’ funds	3,110.8	2,554.7	2,533.6
Equity minority interest	18.7	16.1	17.7

Capital employed	3,129.5	2,570.8	2,551.3

Consolidated cash flow statement

	Six months ended		Year ended
	30 September 2003	30 September 2002	31 March 2003
	£m	£m	£m

Net cash inflow from operating activities	403.7	367.1	851.5
Income from joint ventures	0.5	1.3	2.8
Returns on investments and servicing of finance	(112.1)	(105.7)	(218.9)
Taxation	(1.1)	0.6	—
Capital expenditure and financial investment	(473.4)	(310.8)	(697.9)
Acquisitions and disposals
Acquisitions	(3.9)	(0.2)	(4.9)
Disposals	—	11.3	7.9

	(3.9)	11.1	3.0
Equity dividends paid	(178.2)	(0.3)	(262.0)

Cash outflow before use of liquid resources and financing	(364.5)	(36.7)	(321.5)
Management of liquid resources	(285.2)	(86.1)	(282.0)
Financing
Issues of shares	503.8	0.4	3.3
Increase in debt	134.6	107.6	610.5

	638.4	108.0	613.8

(Decrease)/Increase in cash	(11.3)	(14.8)	10.3

Reconciliation of net cash flow to movement in net debt

	Six months ended		Year ended
	30 September 2003	30 September 2002	31 March 2003
	£m	£m	£m

(Decrease)/Increase in cash	(11.3)	(14.8)	10.3
Cash inflow from increase in debt	(134.6)	(107.6)	(610.5)
Cash outflow from management of liquid resources	285.2	86.1	282.0

Change in net debt resulting from cash flows	139.3	(36.3)	(318.2)
Exchange adjustments and other non-cash adjustments	6.6	(0.2)	5.1

Movement in net debt	145.9	(36.5)	(313.1)
Opening net debt	(3,373.9)	(3,060.8)	(3,060.8)

Closing net debt	(3,228.0)	(3,097.3)	(3,373.9)

Statement of total recognised gains and losses

	Six months ended		Year ended
	30 September 2003	30 September 2002	31 March 2003
	£m	£m	£m
Profit for the period:
Group	176.2	127.8	275.9
Joint ventures	(1.0)	(0.2)	1.9

	175.2	127.6	277.8
Exchange adjustments	0.8	(7.2)	(2.8)

Total gains and losses recognised since last annual report	176.0	120.4	275.0

Reconciliation of movement in equity shareholders’ funds

	Six months ended		Year ended
	30 September 2003	30 September 2002	31 March 2003
	£m	£m	£m
Profit for the period	175.2	127.6	277.8
Dividends	(102.6)	(86.2)	(264.8)

Retained profit for the period	72.6	41.4	13.0
New share capital issued	503.8	0.4	3.3
Goodwill on business disposals	—	0.9	0.9
Exchange adjustments	0.8	(7.2)	(2.8)

Net increase in equity shareholders’ funds for the period	577.2	35.5	14.4
Opening equity shareholders’ funds	2,533.6	2,519.2	2,519.2

Equity shareholders’ funds	3,110.8	2,554.7	2,533.6

Net cash inflow from operating activities

	Six months ended		Year ended
	30 September 2003	30 September 2002	31 March 2003
	£m	£m	£m

Group operating profit	279.2	239.6	510.0
Exceptional items within group operating profit	—	28.5	29.3

Group operating profit before exceptional items	279.2	268.1	539.3
Depreciation	178.5	170.8	349.8
Amortisation of goodwill and intangible assets	4.0	3.8	7.1
Profit on disposal of tangible fixed assets	(1.6)	(0.7)	(4.5)
Stocks increase	(4.3)	(2.5)	(11.8)
Debtors increase	(53.6)	(37.1)	(21.9)
Creditors increase/(decrease)	3.8	(31.4)	0.6
Outflow related to exceptional items	(2.3)	(3.9)	(7.1)

Net cash inflow from operating activities	403.7	367.1	851.5

Segmental analysis by class of business

	Six months ended		Year ended
	30 September 2003	30 September 2002	31 March 2003
Turnover	£m	£m	£m
Licensed multi-utility operations	642.5	604.1	1,230.1
Infrastructure management	207.2	175.4	397.1
Business process outsourcing	178.9	142.8	307.6
Telecommunications	86.9	79.3	161.7

	1,115.5	1,001.6	2,096.5
Inter-business eliminations	(90.9)	(86.8)	(176.0)

	1,024.6	914.8	1,920.5

	Six months ended		Year ended
	30 September 2003	30 September 2002	31 March 2003
Profit / (loss) before non-operating items, interest and tax	£m	£m	£m
Licensed multi-utility operations	254.9	251.7	502.8
Infrastructure management	32.0	28.0	58.8
Business process outsourcing	12.1	8.6	18.8
Telecommunications	(9.4)	(10.2)	(19.5)
Other activities	3.7	2.2	5.1
Corporate costs	(2.4)	(2.3)	(4.3)

	290.9	278.0	561.7
Goodwill amortisation	(4.3)	(3.5)	(7.5)

Continuing operations, before exceptional items	286.6	274.5	554.2
Exceptional items	—	(28.5)	(29.3)

Profit before non-operating items, interest and tax	286.6	246.0	524.9

	30 September 2003	30 September 2002	31 March 2003
Net operating assets	£m	£m	£m
Licensed multi-utility operations	6,870.0	6,385.6	6,553.7
Infrastructure management	103.2	86.9	82.8
Business process outsourcing	114.6	86.8	121.6
Telecommunications	199.5	193.7	197.1
Other activities	(42.0)	(57.1)	(46.9)

	7,245.3	6,695.9	6,908.3

Net operating assets comprise fixed assets and net current assets excluding net debt, corporation and deferred tax and dividends.

NOTES

1. Basis of preparation

The results for the period ended 30 September 2003, which are unaudited, have been prepared on the basis of accounting policies consistent with those set out in the annual report to shareholders for the year ended 31 March 2003.

The financial information set out in this statement relating to the year ended 31 March 2003 does not constitute statutory accounts for that period. Full audited accounts of United Utilities PLC in respect of that financial period (which received an unqualified audit opinion and did not contain a statement under either section 237(2) or (3) of the Companies Act 1985) have been delivered to the Registrar of Companies.

2. Rights Issue

The 5 for 9 rights issue, structured so that the proceeds are received in two stages, was approved at the Extraordinary General Meeting of shareholders on 26 August 2003. The first tranche of the proceeds, received during September 2003, raised £502.3 million (net of costs) from the issuing of 309,286,997 A shares. The first dividend for which the initial A shares will rank is the 2003/04 interim dividend; the amount of this dividend is 50 per cent of that paid on an ordinary share. The second tranche of proceeds will be received in June 2005, reflecting the subscription for further A shares. All A shares will then be consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares.

3. Goodwill and exceptional items

	Six months ended 30 September 2003 £ m	Six months ended 30 September 2002 £ m	Year ended 31 March 2003 £ m
Goodwill and operating exceptional items
Adjustment to the carrying value of telecoms assets	—	(25.5)	(25.5)
Business restructuring	—	(3.0)	(3.8)
Goodwill amortisation	(4.3)	(3.5)	(7.5)

	(4.3)	(32.0)	(36.8)
Non-operating exceptional items
Profit on sale or termination of operations	2.4	34.0	34.0
Loss on disposal of fixed assets	(2.4)	—	—

	—	34.0	34.0

	(4.3)	2.0	(2.8)

4. Taxation

	Six months ended 30 September 2003 £m	Six months ended 30 September 2002 £m	Year ended 31 March 2003 £m
Current tax:
UK corporation tax credit	4.8	7.0	30.9
Overseas tax	(0.1)	—	(0.1)
Share of joint ventures’ tax	(2.3)	(0.4)	(1.7)

	2.4	6.6	29.1
Deferred tax:
Gross movement in deferred tax	(53.4)	(41.3)	(88.2)
Increase/(decrease) in discount	60.5	(8.1)	(0.3)
Prior period tax adjustments	—	—	2.6

	7.1	(49.4)	(85.9)
Exceptional tax:
Current tax	—	2.6	6.3
Deferred tax	—	3.2	3.1

	—	5.8	9.4

	9.5	(37.0)	(47.4)

5. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing profit for the period by the following weighted average number of shares in issue:

		Basic	Diluted
(i)	Period ended 30 September 2003	614.1 million	618.2 million
(ii)	Period ended 30 September 2002 (restated)	605.9 million	607.7 million
(iii)	Year ended 31 March 2003 (restated)	606.0 million	607.7 million

For the purposes of calculating the weighted average number of shares used in the earnings per share calculations, the A shares have been treated as part paid ordinary shares, two A shares being equivalent to one ordinary share.

The difference between the weighted average number of shares used in the basic and the diluted earnings per share calculations represents those ordinary shares deemed to have been issued for no consideration on the conversion of all potential dilutive ordinary shares in accordance with FRS 14 (Earnings per Share).

The basic and diluted weighted average number of shares have been restated for all periods prior to the rights issue to reflect the bonus element of the rights issue as required by FRS14. The adjustment factor is based on the consideration received from the first stage of the rights issue. The adjustment factor is 0.9176, calculated using 531.5p per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the EGM.

6. Adjusted basic earnings per share

Adjusted basic earnings per share has been calculated by dividing adjusted profit for the period (see below) by the following adjusted weighted average number of shares in issue:

(i)	Period ended 30 September 2003	648.7 million
(ii)	Period ended 30 September 2002 (restated)	643.1 million
(iii)	Year ended 31 March 2003 (restated)	643.2 million

The adjusted weighted average number of shares have been restated for all periods prior to the rights issue using an adjustment factor based on the consideration received from the first stage of the rights issue and assumed proceeds from the second stage, which are due to be received in June 2005. The adjustment factor is 0.8646 calculated using 531.5p per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the EGM. This reflects the full bonus element of the rights issue which arose at the first stage, as demonstrated by the movement in the share price following the approval of the rights issue at the EGM. On this basis there will be no further dilutive effect on the share price arising from the subscription of the second tranche.

The adjusted profit for the period excludes:

(i)	Period ended 30 September 2003 - £4.3 million in respect of goodwill amortisation and non-operating exceptional items totalling £nil million.
(ii)	Period ended 30 September 2002 - £3.0 million charge in respect of restructuring costs, £34.0 million in respect of an exceptional credit on withdrawal from infrastructure management in the Americas, £25.5 million exceptional charge from the FRS 11 adjustment to the carrying value of the telecoms assets, £5.8 million exceptional tax credit and £3.5 million in respect of goodwill amortisation;
(iii)	Year ended 31 March 2003 -£3.8 million charge in respect of restructuring costs, £34.0 million in respect of an exceptional credit on withdrawal from infrastructure management in the Americas, £25.5 million exceptional charge from the FRS 11 adjustment to the carrying value of the telecoms assets, £9.4 million exceptional tax credit and £7.5 million in respect of goodwill amortisation.

Adjusted basic earnings per share excluding deferred tax has been derived by taking the adjusted profit for the period as above and excluding the deferred tax credit in the period of £7.1 million (2002: £49.4 million charge).

7. Interest cover

Interest cover is calculated as the number of times the interest charge for the period is covered by profit from continuing operations before exceptional items, goodwill amortisation, non-operating items, interest and tax.

8. Adjusted dividend cover

Adjusted dividend cover is calculated by dividing profit for the period before exceptional items and goodwill amortisation by the dividend charge.

9. Dividends

	Six months ended 30 September 2003 £m	Six months ended 30 September 2002 £m	Year ended 31 March 2003 £m
The charge for dividends to shareholders comprises:
Interim dividend	102.6	86.2	86.2
Final dividend	—	—	178.6

	102.6	86.2	264.8

Prior period dividends per ordinary share have been re-presented for comparative purposes to take account of the bonus element of the first stage of the rights issue. The factor applied to the prior period dividends is 0.9072, calculated using 576.0 pence per ordinary share, this being the closing price on 25 July 2003, the last business day prior to the announcement of the rights issue.

The interim dividend of 14.43 pence per ordinary share and 7.215 pence per A share will be paid on 9 February 2004 to shareholders on the register at the close of business on 19 December 2003. The ex-dividend date for the interim dividend is 17 December 2003.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This interim results statement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the company.

Statements that are not historical facts, including statements about the company’s beliefs and expectations, are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “potential”, “reasonably possible” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore investors should not rely on them. Forward-looking statements speak only as of the date they are made, and the company undertakes no obligation to update publicly any of them in the light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. The company cautions investors that a number of important factors could cause actual results to differ materially from those anticipated or implied in any forward-looking statements. These factors include: (i) the effect of, and changes in, regulation and government policy; (ii) the effects of competition and price pressures; (iii) the ability of the company to achieve cost savings and operational synergies; (iv) the ability of the company to service its future operations and capital requirements; (v) the timely development and acceptance of new products and services by the company; (vi) the effect of technological changes; and (vii) the company’s success at managing the risks of the foregoing. The company cautions that the foregoing list of important factors does not address all the factors that could cause the results to differ materially.

INDEPENDENT REVIEW REPORT TO UNITED UTILITIES PLC

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2003 which comprises the consolidated profit and loss account, the statement of total recognised gains and losses, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 9 together with the reconciliation of net cash flow to movement in net debt, the reconciliation of movement in equity shareholders’ funds, the net cash inflow from operating activities and the segmental analysis by class of business. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting polices and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003.

Deloitte & Touche LLP

Chartered Accountants
Manchester
3 December 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

UNITED UTILITIES PLC
(Registrant)

Date: 3 December 2003	By: Name: Title:	/s/ Paul Davies Paul Davies Assistant Company Secretary